Exhibit 99.2
ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In U.S. Dollars, other than shares or share data, or otherwise noted)
(Unaudited)

	December 31, 2021	June 30, 2022
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$90,167,967	$61,576,463
Short-term investments ( Notes 7 and 12 )	—	16,543,352

Total cash, cash equivalents, and short-term investments	90,167,967	78,119,815

Other assets (Note 8)	3,612,846	2,244,246

Total current assets	93,780,813	80,364,061

NON-CURRENT ASSETS
Investment in associate company (Notes 9 and 10)	494,728	132,247
Property, plant and equipment, net	34,979	44,596
Right-of-use assets	197,746	65,344
Intangible assets	9,956	7,896

Total non-current assets	737,409	250,083

TOTAL ASSETS	$94,518,222	$80,614,144

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	$3,116,786	$9,442,905
Other payables ( Note 11)	2,817,909	1,913,020
Lease liabilities – current	199,124	50,117
Financial liabilities at fair value through profit or loss (Note 20)	223,352	119,351

Total current liabilities	6,357,171	11,525,393

NON-CURRENT LIABILITIES
Long-term borrowings (Note 12)	30,857,308	36,420,039

Total non-current liabilities	30,857,308	36,420,039

TOTAL LIABILITIES	37,214,479	47,945,432

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY
Ordinary shares (Note 13)	63,019,962	63,019,962
Capital, share options and other reserves	221,467,061	222,803,698
Accumulated deficits	(227,004,332)	(252,976,000)
Other reserves	(178,948)	(178,948)

Total equity attributable to stockholders of the Company	57,303,743	32,668,712

Total equity	57,303,743	32,668,712

TOTAL LIABILITIES AND EQUITY	$94,518,222	$80,614,144

The accompanying notes are an integral part of the condensed consolidated financial statements.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In U.S. Dollars, other than shares or share data, or otherwise noted)
(Unaudited)

	For the six months ended June 30
	2021	2022
NET REVENUE	$—	$

COST OF REVENUE	—

GROSS PROFIT	—

OPERATING EXPENSES (Notes 14 and 17)
General and administrative expenses	(6,893,836)		(4,855,050)
Research and development expenses	(7,795,493)		(19,339,045)

Total operating expenses	(14,689,329)		(24,194,095)

LOSS FROM OPERATIONS	(14,689,329)		(24,194,095)

NON-OPERATING INCOME AND EXPENSES
Other income (Note 14)	340,076		156,749
Interest income	157		43,797
Gain on dilution of subsidiary and recognition of associate (Note 10)	2,307,735		—
Impairment loss of associate accounted for using equity method	—		(50,109)
Other gains	319,636		344,683
Finance costs (Note 14)	(614,902)		(1,960,321)

Total non-operating income and expenses	2,352,702		(1,465,201)

Share in losses of associated company, accounted for using equity method	(81,880)		(312,372)

LOSS BEFORE INCOME TAX	(12,418,507)		(25,971,668)

INCOME TAX EXPENSE (Note 15)	—		—

NET LOSS FOR THE PERIOD	(12,418,507)		(25,971,668)

OTHER COMPREHENSIVE LOSS
Items that will not be reclassified subsequently to profit or loss:	—		—
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	$(12,418,507)		$(25,971,668)

NET LOSS ATTRIBUTABLE TO
Stockholders of the Company	$(12,149,543)		$(25,971,668)
Non-controlling interests	(268,964)		—

	$(12,418,507)		$(25,971,668)

TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO
Stockholders of the Company	$(12,149,543)		$(25,971,668)
Non-controlling interests	(268,964)		—

	$(12,418,507)		$(25,971,668)

LOSS PER ORDINARY SHARE (Note 16)
Basic and diluted	$(0.04)		$(0.07)
LOSS PER EQUIVALENT ADS (Note 16)
Basic and diluted	$(0.20)		$(0.35)
Each ADS represents five ordinary shares.
The accompanying notes are an integral part of the condensed consolidated financial statements.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In U.S. Dollars, other than shares or share data, or otherwise noted)
(Unaudited)

	Ordinary Shares (Note 13)		Capital Surplus, share options and other reserves
	Number of shares	Amount	Ordinary Shares	Share Options Reserve	Other	Total	Accumulated Deficits	Unrealized Valuation Loss on Financial Assets at Fair Value Through Other Comprehensive Income	Non- controlling Interests (Note 8)	Total Equity
BALANCE AT JANUARY 1, 2021	209,675,470	$61,826,237	$115,754,741	$6,406,791	$1,420,928	$123,582,460	$(195,682,714)	$(178,948)	$300,681	$(10,152,284)
Issuance of new share capital (Note 13)	136,412,540	$1,167,371	$100,388,337	$—	$—	$100,388,337	$—	$—	$—	$101,555,708
Transaction cost attributable to the issuance of ordinary shares	—	$—	$(4,576,671)	$—	$—	$(4,576,671)	$—	$—	$—	$(4,576,671)
Issuance of ordinary shares under employee share option plan	572,500	$5,725	$714,275	$(505,500)	$—	$208,775	$—	$—	$—	$214,500
Recognition of employee share options by the company (Note 13)	—	$—	$—	$1,564,673	$—	$1,564,673	$—	$—	$—	$1,564,673
Warrants exercised	1,425,550	$14,256	$561,143	$—	$—	$561,143	$—	$—	$—	$575,399
Non-controlling interests derecognized due to dilution of subsidiary (Note 10 )	—	$—	$—	$—	$—	$—	$—	$—	$(31,717)	$(31,717)
Other comprehensive income due to dilution of subsidiary (Note 10)	—	$—	$—	$—	$(1,376,349)	$(1,376,349)	$—	$—	$—	$(1,376,349)
Net loss for the six months ended June 30, 2021	—	$—	$—	$—	$—	$—	$(12,149,543)	$—	$(268,964)	$(12,418,507)

Total comprehensive loss for the six months ended June 30, 2021	—	$—	$—	$—	$—	$—	$(12,149,543)	$—	$(268,964)	$(12,418,507)

BALANCE AT JUNE 30, 2021	348,086,060	$63,013,589	$212,841,825	$7,465,964	$44,579	$220,352,368	$(207,832,257)	$(178,948)	$—	$75,354,752

BALANCE AT JANUARY 1, 2022	348,723,365	$63,019,962	$213,098,729	$8,323,753	$44,579	$221,467,061	$(227,004,332)	$(178,948)	$—	$57,303,743
Recognition of employee share options by the company (Note 13)	—	$—	$—	$1,336,637	$—	$1,336,637	$—	$—	$—	$1,336,637
Net loss for the six months ended June 30, 2022	—	$—	$—	$—	$—	$—	$(25,971,668)	$—	$—	$(25,971,668)

Total comprehensive loss for the six months ended June 30, 2022	—	$—	$—	$—	$—	$—	$(25,971,668)	$—	$—	$(25,971,668)

BALANCE AT JUNE 30, 2022	348,723,365	$63,019,962	$213,098,729	$9,660,390	$44,579	$222,803,698	$(252,976,000)	$(178,948)	$—	$32,668,712

The accompanying notes are an integral part of the condensed consolidated financial statements.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. Dollars, other than shares or share data, or otherwise noted)
(Unaudited)

	For the six months ended June 30
	2021	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before income tax	$(12,418,507)	$(25,971,668)
Adjustments for:
Depreciation expenses	141,321	140,492
Amortization expenses	504	2,060
Net gain on fair value changes of financial assets measured at fair value through profit or loss	(129,075)	(104,001)
Finance costs	614,902	1,960,321
Interest income	(157)	(43,797)
Compensation costs recognized of share-based payment transactions	2,329,874	955,673
Gain on dilution of subsidiary and recognition of associate	(2,307,735)	—
Share of results of associate accounted for using equity method	81,880	312,372
Impairment loss of associate accounted for using equity method	—	50,109
Net gain on fair value changes of short-term investments measured at fair value through profit or loss	—	(30,846)
Unrealized gain on foreign exchange, net	(192,176)	(344,266)
Changes in operating assets and liabilities
Decrease in other assets	424,837	1,368,600
(Decrease) Increase in trade payables	(272,771)	6,326,120
Decrease in other payables	(1,531,218)	(577,153)

Cash used in operations	(13,258,321)	(15,955,984)
Interest received	157	43,797
Interest paid	(1,223,529)	(1,000,096)
Income tax paid	—	—

Net cash used in operating activities	(14,481,693)	(16,912,283)

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property, plant and equipment	(4,211)	(17,707)
Acquisition of intangible assets	(12,360)	—
Purchase of short -term investments	—	(16,537,462)
Proceeds from disposal or redemption of short-term investments	—	24,955
Increase in refundable deposits	(16,743)	—

Net cash used in investing activities	(33,314)	(16,530,214)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long term borrowings	—	5,000,000
Repayment on long term borrowings	(3,250,000)	—
Repayment of the principal portion of lease liabilities	(208,142)	(149,007)
Proceeds with new share capital	101,555,708	—
Proceeds from exercise of loan warrants	575,399	—
Proceeds from exercise of share options	214,500	—
Payments for transaction costs attributable to the issuance of ordinary shares	(4,576,671)	—

Net cash generated from financing activities	94,310,794	4,850,993

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	79,795,787	(28,591,504)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	14,324,371	90,167,967

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$94,120,158	$61,576,463

Non-cash transactions
As disclosed in Note 9, the Company’s shareholding in Jaguahr Therapeutics Pte. Ltd in April 2021 was diluted as a result of which, the Company’s majority controlling interest was lost. However, the Company retains significant influence and thus the former subsidiary is recognised as an associated company. The foregoing is accounted for as a non-cash
equity transaction, using the equity method.
The accompanying notes are an integral part of the condensed consolidated financial statements.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021
(In U.S. Dollars, other than shares or share data, or otherwise noted)
(Unaudited)

1.	GENERAL INFORMATION
ASLAN Pharmaceuticals Limited (“ASLAN Cayman”) was incorporated in the Cayman Islands in June 2014 and is the listing vehicle for the listing on the Nasdaq Global Market sponsored with its issuance of American Depositary Shares (“ADS”) in the United States. ASLAN Cayman and its subsidiaries (collectively referred to as the “Company”) is a clinical-stage immunology focused biopharmaceutical company developing innovative treatments to transform the lives of patients.
The Company’s portfolio is led by
eblasakimab
(also known as ASLAN004), a potential
first-in-class
human monoclonal antibody that binds to the
IL-13
receptor, blocking signaling of two
pro-inflammatory
cytokines,
IL-4
and
IL-13
which are central to triggering symptoms of atopic dermatitis, such as redness and itching of the skin.
ASLAN Pharmaceuticals Pte. Ltd. was incorporated in Singapore in April 2010 and ASLAN Pharmaceuticals Limited was incorporated in Cayman Islands in June 2014 as the listing vehicle. The Company’s ADS have been listed on the Nasdaq Global Market since May 2018.
The Company has financed its operations to date primarily through the issuance of common shares. The Company has incurred net losses since inception. Please refer to Note 18 for details of the Company’s current fund raising activities.
Both the reporting and functional currency of the Company is the U.S. dollar.

2.	APPROVAL OF FINANCIAL STATEMENTS
The accompanying condensed consolidated financial statements were approved by the Company’s Audit Committee on August 12, 2022.

3.	APPLICATION OF NEW, AMENDED AND REVISED STANDARDS AND INTERPRETATIONS

a.	Amendments to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) mandatorily effective for the current reporting period .
The Company has applied the amendments to IFRSs including
Amendments to IFRS 3 “
Reference to the Conceptual Framework
”, Annual Improvements to IFRS Standards 2018 – 2020 including IFRS 9 “
Fees in ‘10 Percent Test
’”, IFRS 16 “
Lease Incentives
”, and IAS 41 “
Taxation in fair value measurement
” which were issued by the IASB on or before April 30, 2022 effective for annual periods that began on or after January 1, 2022. The
 application of these amendments has had no significant impact on the disclosures or amounts recognized in the Company’s condensed consolidated financial statements.

b.	New and revised IFRSs issued but not yet effective
Of the new, amended and revised standards and interpretations (collectively the “New IFRSs”) that have been issued but are not yet effective, the Company has not applied the following.

New IFRSs	Effective Date Announced by IASB (Note 1)
Amendments to IAS 1 “Classification of Liabilities as Current or Non-current”	January 1, 2023 (Note 2)
IFRS 17 “Insurance Contracts”	January 1, 2023
Amendments to IFRS 17	January 1, 2023
Amendments to IAS 1 and IFRS Practice Statement 2 “Disclosure of Accounting Policies”	To be determined by IASB
Amendments to IAS 8 “Definition of Accounting Estimates”	January 1, 2023
Amendments to IAS 12 “Deferred Tax related to Assets and Liabilities arising from a Single Transaction”	January 1, 2023

Note 1:	Unless stated otherwise, the above New IFRSs are effective for annual reporting periods beginning on or after their respective effective dates.

Note 2:
The effective date of Amendments to IAS 1 was deferred to January 1, 2023 from originally January 1, 2022. In November 2021, the IASB published the Exposure Draft: Non-current liabilities with Covenants (Proposed amendments to IAS 1) to propose further changes to requirements for classifying as current or non-current and to defer the effective date to no earlier than January 1, 2024.

As of the date the condensed consolidated financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of other standards and interpretations will have on the Company’s financial position and financial performance and will disclose the relevant impact when the assessment is completed.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Statement of compliance
The condensed consolidated financial statements have been prepared in accordance with IAS 34 “
Interim Financial Reporting
”.

b.	Basis of preparation
The condensed consolidated financial statements have been prepared on the historical cost basis except for financial instruments and other payable arising from cash-settled share-based payment arrangements which are measured at fair value.

c.	Basis of consolidation
The condensed consolidated financial statements include the financial statements of the ASLAN Cayman and entities controlled by ASLAN Cayman (its subsidiaries). When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the Company.
All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Company are eliminated on consolidation.

d.	Other significant accounting policies
The accounting policies applied in these condensed consolidated financial statements are the same as those applied in the Company’s consolidated financial statements as of and for the year ended December 31, 2021.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY
In applying the Company’s accounting policies, which are described in Note 4, the directors are required to make judgements (other than those involving estimations) that have a significant impact on the amounts recognized and to make estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised if the revisions affect only that period or in the period of the revisions and future periods if the revisions affect both current and future periods.
For the critical accounting judgments and key sources of estimation uncertainty and assumption applied in the condensed consolidated financial statements, refer to the consolidated financial statements for the year ended December 31, 2021.

6.	CASH AND CASH EQUIVALENTS

	December 31, 2021	June 30, 2022
Cash in bank	$90,167,967	$48,056,304
Money market fund	—	10,120,088
Commercial paper	—	2,795,199
Corporate fixed income	—	604,872

	$90,167,967	$61,576,463

As disclosed in Note 13, the Company has raised $97.0 million (net proceeds) from the issuance of
ADS
in the 6 months period ended June 30, 2021.
In

February 2022
,
 the Company engaged an asset management bank to obtain better returns on the Company’s cash with an initial portfolio size of $
30.0
 million pursuant to Company’s Investment Policy. The Company classifies all highly liquid investments with stated maturities of three months or less from date of purchase as cash equivalents as they were subject to an insignificant risk of changes in value.
The average coupon rate for the cash equivalents products ranged from
1.28
% to
2.15
% as of June
30
,
2022
.

7.	SHORT-TERM INVESTMENTS

	December 31,	June 30,
	2021	2022
Short-term investments	$—	$16,543,352

Following the asset management portfolio described in Note 6, the Company also purchased short-term investments pursuant to the Company’s Investment Policy during the six-months ended June 30, 2022. The short-term investments of the Company are primarily intended to facilitate liquidity and capital preservation. They consist predominantly of highly liquid investment-grade fixed-income securities with credit rating A- or higher, US Government securities, and financial money market fund, with maturities of less than six months. Thus, these short-term investments have been classified as financial assets at Fair Value Through Profit or Loss (“FVTPL”). The average coupon rate for the short-term investment products ranged from 0.35% to 2% as of June 30, 2022.

8.	OTHER ASSETS

	December 31,	June 30,
	2021	2022
Current
Prepayments	$2,733,753	$2,160,016
Refundable deposits	879,093	84,230

	$3,612,846	$2,244,246

The prepayments are the advanced funds paid to the Company’s contract research organizations (“CROs”) for commencement of the Company’s clinical trials and related preparation work.
The refundable deposits are the receivables due from the Company’s CRO after the final reconciliation upon the project completion and office deposits refundable in normal business course. All refundable deposits are current as of December 31, 2021
,
and June 30, 2022.

9.	DETAILS OF SUBSIDIARIES THAT HAVE MATERIAL NON-CONTROLLING INTERESTS
On October 15, 2019, the Company established a joint venture with Bukwang Pharmaceutical Co., Ltd., a leading research and development focused Korean pharmaceutical company, to develop antagonists of the aryl hydrocarbon receptor (AhR). The Company at that time owned a controlling stake 55% of the joint venture entity, which is called Jaguahr Therapeutics Pte. Ltd.
On April 28, 2021
,
the Company’s shareholding was diluted from 55% to 35% resulting in a loss of control
.
 The Company did not consolidate Jaguahr Therapeutics Pte. Ltd. as a subsidiary post dilution.
For the six months ended June 30, 2021, the Company recognized a loss of $268,964 from Jaguahr Therapeutics Pte. Ltd. representing the amount allocated to non-controlling interests prior to the dilution. For the six months ended June 30, 2021, the company recognized a share of losses of $81,880 from Jaguahr Therapeutics Pte. Ltd. after the dilution.

Please refer to Note 10 for details.

10.	INVESTMENT IN ASSOCIATE COMPANY
Details of the material associate:

			Proportion of Ownership and Voting Rights Held by the Company
Name	Principal Activity	Principal Place of Business	December 31, 2021	June 30, 2022
Jaguahr Therapeutics Pte. Ltd.	New drug research and development	Singapore	35%	35%

*
On April 28, 2021
,
the Company’s shareholding was diluted from 55% to 35% resulting in a loss of control as further detailed above.

A gain on dilution of subsidiary of $2,307,735 represent
s 1
)
the classification of the capital reserve of $1,376,349,
2)
 non-controlling interest derecognised of $31,717 at the date of dilution and
 3)
35% of the fair value of net identifiable assets of Jaguahr Therapeutics Pte. Ltd. at the date of the dilution being recognised for the year ended December 31, 2021.

Summarized financial information of
 Jaguahr Therapeutics Pte. Ltd.
is set out below. The summarized
financial information below represents amounts
in associate company financial statements prepared in accordance with IFRS
.

	December 31,	June 30,
	2021	2022
Current assets	$1,384,013	$720,107
Current liabilities	(113,674)	(342,258)

Equity	$1,270,339	$377,849

	For the Period Ended June 30
	2021	2022
Revenue	$—	$—

Loss for the period , representing total comprehensive loss for the period	$(1,897,844)	$(892,490)

Attributable to:
Stockholders of the Company	$(1,628,880)	$(580,118)
Non-controlling interests	(268,964)	(312,372)

	$(1,897,844)	$(892,490)

Movements in investment in associate company are as follows:

	December 31,	June 30,
	2021	2022
Net assets of associate	$1,270,339	$377,849
Beginning balance	$—	$494,728
Share of results of associate accounted for using equity method	444,619	(312,372)
Loss of interest at the date of dilution of shares in the associate	50,109	—
Impairment loss of associate accounted for using equity method	—	(50,109)

Ending balance	$494,728	$132,247

11.	OTHER PAYABLES

	December 31,	June 30,
	2021	2022
Payables for cash-settled share-based payment transactions (Note 17)	$701,582	$320,618
Payables for salaries and bonuses	1,387,416	818,090
Interest payables	142,083	195,313
Payables for professional fees	507,340	470,570
Others	79,488	108,429

	$2,817,909	$1,913,020

12.	BORROWINGS

	December 31,	June 30,
	2021	2022
Long-term borrowings – Unsecured
Loans from government (a)	$7,341,127	$7,121,220
Other long-term borrowings (b)	19,521,647	25,210,306
Interest payables (a)	3,994,534	4,088,513

	$30,857,308	$36,420,039

a.	Loans from government
On April 27, 2011, the Singapore Economic Development Board (EDB) awarded the Company a repayable grant (the “Grant”) not exceeding SGD10 million to support the Company’s drug development activities over a five-year qualifying period commencing February 24, 2011 (the “Project”). The Project was successfully implemented, resulting in substantially the full amount of the Grant being disbursed to the Company.
In the event any of the Company’s clinical product candidates achieve commercial approval after Phase 3 clinical trials, the Company will be required to repay the funds disbursed to the Company under the Grant plus interest of 6%.
Until the Company has fulfilled its repayment obligations under the Grant, the Company has ongoing update and reporting obligations to the EDB. In the event the Company breaches any of its ongoing obligations under the Grant, EDB can revoke the Grant and demand that the Company repay the funds disbursed to the Company under the Grant. There were no breaches as of December 31, 2021, and June 30, 2022.
As of December 31, 2021, and June 30, 2022, the ending balance of the EDB loan post valuation plus accrued interest we re $11,335,661 and $11,209,733, respectively.

b.	Other long-term borrowings
Loan and Security Agreement with K2 HealthVentures LLC
On July 12, 2021, ASLAN Pharmaceuticals Limited (the “Company”) and ASLAN Pharmaceuticals (USA) Inc. as borrowers entered into a Loan, Guaranty, and Security Agreement (the “K2HV Loan Agreement”) with K2 HealthVentures LLC (“K2HV”) as administrative agent, Ankura Trust Company, LLC as collateral agent. The borrowers’ obligations under the Loan Agreement are guaranteed by ASLAN Pharmaceuticals Pte. Ltd (“ASLAN Singapore”) and any future material subsidiaries and secured by substantially all of borrowers’, ASLAN Singapore’s and any future subsidiary guarantors’ assets, other than intellectual property.
The K2HV Loan Agreement provides for up to $45.0 million of delayed draw term loans, consisting of (i) the first tranche of $20.0 million available at closing, (ii) the second and third tranches in the aggregate amount of $10.0 million subject to the Company’s achievement of certain clinical milestones related to farudodstat
 (also known as ASLAN003) and
 eblasakimab
 (also known as ASLAN004) and (iii) an uncommitted fourth tranche of up to $15.0 million.
The term loans bear interest at a floating rate equal to the greater of (i) the prime rate published by Wall Street Journal plus
5.00
% and (ii) 8.25% per annum. The monthly payments are interest-only until August 1, 2023, which may be extended to August 1, 2024, upon the Company’s achievement of certain clinical milestones. Subsequent to the interest-only period, the term loans will be payable in equal monthly installments of principal plus accrued and unpaid interest, through the maturity date which is July 1, 2025. The Company paid the lenders a one-time
$255,000 facility fee at closing and will be obligated to pay for an additional facility fee equal to 0.85% of any term loans borrowed under the fourth tranche. In addition, the Company is obligated to pay a final payment fee of 6.25% of the original principal amount of the term loans at the maturity date. The Company may elect to prepay all, but not less than all, of the term loans prior to the term loan maturity date, subject to a prepayment fee of up to 3.0% of the then outstanding principal balance. After repayment, no term loans may be borrowed again.

On July 12, 2021, the full first tranche of $20.0
million available at closing was drawn down. Due to the K2 Warrant described below, the fair value of the first tranche loan on July 12, 2021, wa
s $19,311,676. Subsequent to the interest-only period from July 1, 2021, to July 31, 2023, the term loans will be payable in equal monthly instalments of principal plus accrued and unpaid interest, through the maturity date which is July 1, 2025. However, the interest-only period can be extended up to 36 months from the loan closing upon announcement of the achievement of positive data for the Company’s Phase 2b clinical study of eblasakimab
 in atopic dermatitis which is supportive of continued clinical advancement with a commercially viable product profile, as determined by K2HV in its reasonable discretion.
Borrowings under the K2HV Facility are secured with a pledge of the borrowers’ equity interests in subsidiaries and collateral over all of the Company’s cash, goods, and other personal property, with the exception of (i) the Company’s registered intellectual property assets, (ii) personal property to the extent that granting of security over any such personal property would constitute a breach of or result in the termination of, or require any consent not obtained under, any license, agreement, instrument or other document evidencing or giving rise to such property, or is otherwise prohibited by any requirement of law, and (iii) the Company’s equity interests in JAGUAHR. Such pledge and collateral may be enforced only if there has been an event of default as stipulated in the loan agreement. As of June 30, 2022, the Company is in full compliance with the loan agreement and there have been no events of default.
In connection with the closing of the loan facility, the Company issued a warrant to purchase ordinary shares (the “K2 Warrant”) to K2HV. The number of ordinary shares exercisable under the K2 Warrant equals (i) 2.95% of the aggregate term loan advances made to the Company from time to time divided by (ii) the warrant price of $0.5257 per ordinary share (equivalent to $2.6285 per ADS). The K2 Warrant also includes a cashless exercise feature allowing the holder to receive shares underlying the warrant in an amount reduced by the aggregate exercise price that would have been payable upon exercise of the warrant for such shares. The K2 Warrant is exercisable until its expiration on July 12, 2031. The total proceeds attributed to the K2 Warrant was approximately $688,324 based on the relative fair value as of the date of the drawdown. As the number of ADS to be issued under the cashless method will continue to vary dependent to the share price of the Company, the K2 Warrants do not meet the equity classification and are classified as liability and fair valued though profit and loss. As of December 31, 2021 and June 30 2022, the fair value of the K2 Warrant was revalued t
o $223,352 and $119,351 respectively, with the difference of $104,001 being recorded as profit in other gains. See Note 20 for more detail on assumptions used in the valuation of the K2 warrant.
On January 5, 2022, the Company drew down the second tranche $5 million in full of the loan facility provided by K2HV pursuant to the Loan Agreement. The second tranche milestone was completed, and the full funds were received on February 4, 2022. As a result of the drawdown of the second tranche of the loan facility, the number of ordinary shares exercisable under the K2 Warrant increased to 1,402,891 (representing 280,578 ADS), based on the 2.95% coverage of the total drawdown facility $25 million, being the aggregate term loan advances at that date, divided by the warrant price of $0.5257 per ordinary share (equivalent to $2.6285 per ADS). As of June 30, 2022, K2HV did not exercise any warrants.

13.	EQUITY
Ordinary shares

	December 31,	June 30,
	2021	2022
Number of ordinary shares authorized	500,000,000	500,000,000
Authorized par value of per share	$0.01	$0.01
Number of ordinary shares issued and fully paid	348,723,365	348,723,365
Number of equivalent ADS issued and fully paid	69,744,673	69,744,673
Amount of ordinary shares authorized	$5,000,000	$5,000,000
Amount of share capital par value issued and fully paid	$63,019,962	$63,019,962
Amount of share capital surplus issued and fully paid	$213,098,729	$213,098,729
Issuance of new ADS
As of December 31, 2021, the Company had raised total net proceeds $21.5 million by issuing 44,314,860 ordinary shares (representing 8,862,972 ADS) under the ATM Sales Agreement of which 19,720,500 ordinary shares (representing 3,944,100 ADS) were issued from October 9, 2020 through December 31, 2020 for net proceeds of $7.4 million and 24,594,360 ordinary shares (representing 4,918,872 ADS) were issued during the year ended December 31, 2021, for net proceeds of $14.1 million. As of December 31, 2021, the Company had $62.8 million in proceeds available for sale under this ATM Sales Agreement.
During the period ended June 30, 2022, there were no issuance of ordinary shares/ADS.

14.	LOSS BEFORE INCOME TAX

a.	General and administrative expenses

	June 30,	June 30,
	2021	2022
General and administrative expenses	$6,893,836	$4,855,050

General and administrative expenses primarily related to employee expenses of employees other than those involved in research and development and professional fees. There were no changes in the nature of general and administrative expenses.

b.	Research and development expenses

	June 30,	June 30,
	2021	2022
Research and development expenses	$7,795,493	$19,339,045

Research and development expenses related to preclinical and clinical development work, manufacturing and employee expenses of employees involved in research and development. There were no changes in the nature of research and development expense. The increase was driven by clinical development expenses and manufacturing costs related to eblasakimab
and the
TREK-AD
Phase 2b trial, and higher headcount required in research and development work.

c.	Other income

	June 30,	June 30,
	2021	2022
ADS issuance contribution	$309,527	$—
Short-term investment valuation gain	—	30,191
Government grants for research and development expenditures	—	104,822
Government subsidies	21,392	21,736
Others	9,157	—

	$340,076	$156,749

Other income is the ADS issuance contribution per our depository agreement, certain government grants and from short-term investments. Other income of $0.3 million and $0.1 million were recognized for the six months ended June 30, 2021
,
and June 30, 2022, respectively, due to the ADS issuance contribution, receivable from J.P. Morgan Chase Bank N.A., the Custodian and the Depositary as part of the conversion of ordinary shares to ADS due to the Taiwan delisting in 2020 and issuance of new ADS, and certain statutory government subsidies and grants.

d.	Finance costs

	For the six months ended June 30
	2021	2022
Interest on government loans	$223,536	$218,337
Interest on loans from shareholders and related parties	204,847	—
Interest on K2HV long term borrowing	—	1,732,687
Interest on lease liabilities	13,330	3,741
Other interest expenses	173,189	5,556

	$614,902	$1,960,321

e.	Depreciation and amortization

	For the six months ended June 30
	2021	2022
Right-of-use assets	$132,402	$132,402
Property, plant and equipment	8,919	8,090
Computer software	504	2,060

	$141,825	$142,552

All depreciation and amortization expenses are recorded as general and administrative expenses for the six months ended June 30, 2021
,
and 2022.

f.	Employee benefits expense

	For the six months ended June 30
	2021	2022
Short-term benefits	$3,255,606	$4,900,660
Post-employment benefits (Note 11)	121,676	200,712
Share-based payments
Equity-settled	1,564,673	1,336,637
Cash-settled (Note 11)	765,201	(380,964)

Total employee benefits expense	$5,707,156	$6,057,045

Employee benefits expense by function
General and administrative expenses	$4,158,710	$2,997,087
Research and development expenses	1,548,446	3,059,958

	$5,707,156	$6,057,045

15.	INCOME TAXES
Income Tax Recognized in Profit or Loss

	For the six months ended June 30
	2021	2022
Current tax
In respect of the current period	$—	$—

The Company has unused tax losses of $233
million for the financial period ended June 30, 2022 (fiscal year 2021
: $207 million) available for offset against future profits. No deferred tax asset has been recognised in respect of all the unused tax losses as it is not considered probable that there will be future taxable profits available. Subject to qualifying conditions, the unused trade losses can be carried forward indefinitely.

a.	Cayman Islands
ASLAN Cayman is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

b.	Singapore
ASLAN Pharmaceuticals Pte. Ltd. and Jaguahr Therapeutics Pte. Ltd., incorporated in Singapore, are subject to the statutory corporate income tax rate of 17%. ASLAN Pharmaceuticals Pte. Ltd. and Jaguahr Therapeutics Pte. Ltd. have no taxable income for the six months ended June 30, 2021 and 2022, and therefore, no provision for income tax is required.

c.	Taiwan
ASLAN Pharmaceuticals Taiwan Limited, incorporated in Taiwan, is subject to the statutory corporate income tax rate of 20% and the corporate surtax rate of 5%.

d.	Australia
ASLAN Pharmaceuticals Australia Pty Ltd., incorporated in Australia, is subject to the statutory corporate income tax of 30%. ASLAN Pharmaceuticals Australia Pty Ltd. has no taxable income for the six months ended June 30, 2021
,
and 2022, and therefore, no provision for income tax is required.

e.	Hong Kong
ASLAN Pharmaceuticals Hong Kong Limited, incorporated in Hong Kong, is subject to the statutory corporate income tax of 16.5%. Under the Hong Kong tax law, ASLAN Pharmaceuticals Hong Kong Limited is exempted from income tax on its foreign derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. ASLAN Pharmaceuticals Hong Kong Limited has no taxable income for the six months ended June 30, 2021
,
and 2022, and therefore, no provision for income tax is required.

f.	China
ASLAN Pharmaceuticals (Shanghai) Co. Ltd., incorporated in China, is subject to the statutory corporate income tax rate of 25%. ASLAN Pharmaceuticals (Shanghai) Co. Ltd. has no taxable income for the six months ended June 30, 2021
,
and 2022, and therefore, no provision for income tax is required.

g.	United States of America
ASLAN Pharmaceuticals (USA) Inc., incorporated in Delaware, USA in October 2018, is subject to the statutory federal income tax rate of 21% and state income tax rate of 8.7%. ASLAN Pharmaceuticals (USA) Inc. has no taxable income for the six months ended June 30, 2021, and therefore, no provision for income tax is required. For the six months ended June 30, 2022, ASLAN Pharmaceuticals (USA) Inc. has taxable income; therefore, total $70,000 tax provision for income tax was prepaid.

16.	LOSS PER SHARE

	For the six months ended June 30
	2021	2022
Basic and diluted loss per ordinary share	$(0.04)	$(0.07)
Basic and diluted loss per equivalent ADS	$(0.20)	$(0.35)
The loss and weighted-average number of ordinary shares outstanding used in the computation of loss per share are as follows:

	For the six months ended June 30
	2021	2022
Loss used in the computation of basic and diluted loss per share	$(12,149,543)	$(25,971,668)
Weighted-average number of ordinary shares in the computation of basic loss per ordinary share	302,985,377	348,723,365
Weighted-average number of ADS in the computation of basic loss per ADS	60,597,075	69,744,673

17.	SHARE-BASED PAYMENT ARRANGEMENTS
Employee Share Option Plan
Under the Company’s 2014 employee share option plan (the “2014 Plan”), qualified employees of the Company and its subsidiaries were granted 6,850,356 options (representing 13,700,712 ordinary shares post share split) from July 2010 to July 2016, among which 2,199,500 options (representing 4,399,000 ordinary shares post share split)
were expired or exercised as of June 30, 2022. The board of directors of the Company, as of July 26, 2016, resolved to double the number of shares underlying each outstanding award granted previously to reflect the subdivision ratio of the share split made in connection with the corporate restructuring of May 27, 2016. The exercise price for each award previously granted was correspondingly adjusted by a decrease o
f 50%. The modification did not cause any incremental adjustments to the fair value of the granted awards.
Under the Company’s 2017 employee share option plan (the “2017 Plan”), qualified employees of the Company and its subsidiaries were granted 825,833 options in September 2017. Each option entitles the holder to subscribe for one ordinary share of the Company. Options granted pursuant to the 2014 Plan and the 2017 Plan are all vested in full or expired as of June 30, 2022.

On December 10, 2020, the Board of Directors (the “Board”) of the Company approved the Company’s 2020 Equity Incentive Plan (the “2020 EIP”). The 2020 EIP, among other things, provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors, and consultants.
The maximum number of ordinary shares that may be issued under the 2020 EIP was originally
20,676,974
ordinary shares (an equivalent of
4,135,395
ADS of the Company, each ADS representing five ordinary shares). On December 15, 2020
,
and during the year ended December 31, 2021,
3,824,062
and
282,000
options were granted under the Company’s 2020 EIP, respectively. Each option entitles the holder to subscribe for one ADS of the Company. The options granted are valid for
10
years. No performance conditions were attached to the plan. No more than
62,030,922
ordinary shares (an equivalent of
12,406,184
ADS) may be issued under the 2020 EIP upon the exercise of incentive stock options. In addition, the number of ordinary shares reserved for issuance under the 2020 EIP will automatically increase on January 1 of each year, commencing on January 1, 2022
,
and ending on (and including) January 1, 2030, in an amount equal to 4% of the total number of ordinary shares outstanding on December 31 of the preceding calendar year. The Board may act prior to January 1 of a given year to provide that there will be no increase for such year or that the increase for such year will be a lesser number of ordinary shares.
In connection with the approval of the 2020 EIP, the Board determined that there would be no increase for January 1, 2021, but there would be an increase of
 13,948,935
ordinary shares (an equivalent o
f 2,789,787
ADS) represent
ing
4%
of the total outstanding ordinary shares as of December 31, 2021.
 8,875,745 ordinary shares (an equivalent of 1,775,149
ADS) were granted on January 1, 2022. If an award under the 2020 EIP expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, cancelled without having been fully exercised, forfeited or is withheld to satisfy a tax withholding obligation in connection with an award or to satisfy a purchase or exercise price of an award, any unused shares subject to the award will, as applicable, become or again be available for new grants under the 2020 EIP. Awards granted under the 2020 EIP in substitution for any options or other equity or equity-based awards granted by an entity before the entity’s merger or consolidation with the Company or the Company’s acquisition of the entity’s property or stock will not reduce the number of ordinary shares available for grant under the 2020 EIP but will count against the maximum number of ordinary shares that may be issued upon the exercise of incentive stock options.
Information on employee share options granted under the 2014 Plan is as follows. Each option entitles the holder to subscribe for two ordinary shares of the Company due to the 2016 share split (1 ADS represents 5 ordinary shares). Total options exercisable as of June 30, 2022, under the 2014 Plan are approximatel
y 1,857,843 ADS (representing 9,289,212
ordinary shares post share split). Movements for the six months ended June 30, 2021, and June 30, 2022, respectively, as follows:

	For the six months ended June 30
	2021		2022
	Number of Options	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price
Balance on January 1	6,670,356	$1.43	6,097,856	$1.43
Options expired	—	—	(1,453,250)	0.67
Options exercised	(114,500)	1.87	—	—

Balance on June 30	6,555,856	1.43	4,644,606	1.76

Options exercisable, end of period	6,555,856	1.43	4,644,606	1.76

Options in equivalent of ADS exercisable, end of period	2,622,342	$3.58	1,857,843	$4.40

Information on employee share options granted in September 2017 is as follows. Each option entitles the holder to subscribe for one ordinary share of the Company (1 ADS represents 5 ordinary shares). Total options exercisable as of June 30, 2022, under the 2017 Plan are approximatel
y 100,234 ADS (representing 501,167 ordinary shares). Movements for the six months ended June 30, 2021
,
and June 30, 2022, as follows:

	For the six months ended June 30
	2021		2022
	Number of Options	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price
Balance on January 1	501,167	$1.28	501,167	$1.28
Options exercised	—	—	—	—

Balance on June 30	501,167	1.28	501,167	1.28

Options exercisable, end of period	501,167	1.28	501,167	1.28

Options in equivalent of ADS exercisable, end of period	100,234	$6.40	100,234	$6.40

Information on employee share options granted under the 2020 EIP is as follows. Each option entitles the holder to subscribe for one ADS of the Company:

	For the six months ended June 30 2022
	Number of Options	Weighted- average Exercise Price Per Option
Balance on January 1, 2022	4,021,562	$2.06
Options granted	1,775,149	1.12
Options forfeited	(744,372)	2.06

Balance on June 30, 2022	5,052,339	1.77

Options exercisable, end of period	1,206,022	1.77

Weighted-average fair value of options granted		$1.30
Options granted under the 2014 Plan, 2017 Plan and 2020 EIP were valued using the binomial option pricing model. The inputs to the model and the information on outstanding options as of June 30, 2022, are as follows:

Grant Date	Grant-date share price*	Range of Exercise Price*	Contractual Life (Years)	Weighted- average Remaining Contractual Life (Years)	Expected volatility	Expected dividend yield	Risk-free interest rate
July 2013	$0.80 -$1.36	$0.80 -$1.36	10	1.0	50.58%	—	2.50%
July 2014	$1.36	$1.36	10	2.0	50.86%	—	2.58%
July 2015	$1.88	$1.36 -$1.88	10	3.0	36.37%	—	2.43%
July 2016	$2.26	$2.26	10	4.0	39.34%	—	1.46%
July 2017	$1.28	$1.28	10	5.2	38.33%	—	1.10%
December 2020	$2.06	$2.06	10	8.5	66.25%	—	0.92%
January-July 2021	$2.35 -$4.12	$2.35 -$4.12	10	8.7	59.99% -64.92%	—	1.07%-1.69%
January 2022	$1.12	$1.12	10	9.5	122.1%	—	1.27%-1.43%

*	In equivalent of ADS price

Expected volatility was based on the average annualized historical share price volatility of comparable companies before the grant date.
Compensation costs recognized for the six months ended June 30, 2021, and June 30, 2022, wer
e $1,564,673 and $1,336,637, respectively.
Long Term Incentive Plan
In 2017, 2018 and 2019, the Company granted ordinary shares bonus entitlement units to the Company’s executive officers pursuant to the 2017 LTIP. Upon vesting and redemption, each unit award is converted into a cash payment equal to the number of units multiplied by the per-share
fair market value of the Company’s ordinary shares on the day following the Company’s receipt of a redemption notice
The quoted fair value on the reporting date is based on the closing price per ADS of $3.30 and $0.50 as of June 30, 2021
,
and June 30, 2022, respectively.
The Company’s 2017 LTIP is described as follows:

	For the six months Ended June 30
	2021	2022
Balance at January 1	215,133	201,266
Awards exercised	(13,867)	—
Awards forfeited	—	—

Balance at June 30	201,266	201,266

Balance exercisable, end of period	201,266	201,266

The Company’s 2018 LTIP is described as follows:

	For the six months Ended June 30
	2021	2022
Balance at January 1	142,445	132,517
Awards exercised	(9,928)	—
Awards forfeited	—	—

Balance at June 30	132,517	132,517

Balance exercisable, end of period	89,309	132,517

The Company’s 2019 LTIP is described as follows:

	For the six months Ended June 30
	2021	2022
Balance at January 1	386,950	386,950
Awards forfeited	—	—

Balance at June 30	386,950	386,950

Balance exercisable, end of period	128,983	257,967

Each bonus entitlement unit grants the holders of the LTIPs a conditional right to receive an amount of cash equal to the per-unit
fair market value of the Company’s ordinary shares and ADS, respectively, on the settlement date. The LTIPs qualify as cash-settled share-based payment transactions. The Company recognizes the liabilities in respect of its obligations under the LTIPs, which are measured based on the Company’s quoted market price of its ADS at the reporting date and takes into account the extent to which the services have been rendered to date.
The Company recognized total expenses of $765,201 and
 total income
$380,964
in respect of the LTIPs for the six months ended June 30, 2021, and 2022, respectively. As of December 31, 2021, and June 30, 2022, the Company recognized compensation liabilities o
f $701,582 and $320,618 as current (classified as other payables), respectively.

18.	CAPITAL MANAGEMENT
The Company manages its capital to ensure that entities in the Company will be able to safeguard cash as well as maintain financial liquidity and flexibility to support the development of its product candidates and programs as a going concern through the optimization of the debt and equity balance.
The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. The capital structure of the Company mainly consists of borrowings and equity of the Company. Key management personnel of the Company review the capital structure periodically. To maintain or balance the overall capital structure, the Company may adjust the amounts of long-term borrowings, or the issuance of new shares capital or other equity instruments.
As of June 30, 2022, there was no changes in the Company’s capital management policy, and the Company is not subject to any externally imposed capital requirements other than those restrictions disclosed in Note 12 under K2HV Loan Agreement.

19.	RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES
The table below details changes in the Company’s liabilities arising from financing activities, including both cash and non-cash
changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Company’s consolidated statements of cash flows as cash flows from financing activities.

				Non-cash changes
	January 1, 2021	Interest paid	Net proceeds/ (repayment)	Additions/ (Transfers)	Others*	Interest expense	June 30, 2021
Lease Liabilities – current	$271,624	(13,330)	(208,142)	217,827	—	13,330	$281,309
Lease Liabilities – non-current	$281,149	—	—	(217,827)	—	—	$63,322
Long-term borrowings (Note 12)	$15,183,421	—	—	—	(192,177)	223,536	$15,214,780
Current borrowings	$2,900,971	(355,744)	(2,700,000)	—	—	154,773	$—
Current borrowings from related parties	$617,912	(117,986)	(550,000)	—	—	50,074	$—
Interest payables (Note 11)	$735,510	(736,469)	—	—	—	172,222	$171,263

				Non-cash changes
	January 1, 2022	Interest paid	Net proceeds/ (repayment)	Additions/ (Transfers)	Others*	Interest expense	June 30, 2022
Lease Liabilities – current	$199,124	(3,741)	(149,007)	—	—	3,741	$50,117
Long-term borrowings (Note 12)	$30,857,308	—	5,000,000	(1,044,027)	(344,266)	1,951,024	$36,420,039
Interest payables (Note 11)	$142,083	(996,355)	—	1,044,027	—	5,556	$195,313

*	Others comprise mainly foreign currency translation differences.

20.	FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments not measured at fair value
The Company believes that the carrying amounts of financial assets and financial liabilities not measured at fair value approximate their fair values.

b.	Fair value of financial instruments measured at fair value on a recurring basis

1)	Fair value hierarchy
December
 31, 2021

	Level 1	Level 2	Level 3	Total
Financial liabilities at FVTPL
Derivative financial liabilities – K2 warrants	$—	$—	$223,352	$223,352

June
 30, 2022

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Short-term investments:
U.S. Government treasuries	$5,009,974	$—	$—	$5,009,974
Commercial paper	—	11,034,759	—	11,034,759
Corporate Bonds	—	498,619	—	498,619

	$5,009,974	$11,533,378	$—	$16,543,352

Financial liabilities at FVTPL

Derivative financial liabilities – K2 warrants	$—	$—	$119,351	$119,351

The following three levels of inputs are used to measure the fair value presented above:
Level 1 — Quoted prices in active markets for identical assets and liabilities.
Level 2 — Significant other observable inputs.
Level 3 — Significant unobservable inputs.
There was no
transfer between Levels 1 and 2 financial instruments in the current and prior periods.
Valuation techniques and assumptions used in Level 2 fair value measurement
The fair values of corporate fixed income, and commercial paper are determined by quoted market prices provided by third party pricing services.

2)	Valuation techniques and inputs applied for Level 3 fair value measurement
As of December 31, 2021
,
and June 30, 2022, fair value of the Level 3 instrument was the derivative financial liabilities – K2HV warrants. The fair values of warrants are determined using option pricing models where the significant unobservable input is historical volatility. An increase in the historical volatility used in isolation would result in an increase in the fair value. The historical volatility used for valuation was 160.3% and 154.0%
as of December 31, 2021
,
and June 30, 2022, respectively.

c.	Categories of financial instruments

	December 31, 2021	June 30, 2022
Financial assets

Financial assets at FVTPL
Short term investment
U.S. government treasuries	$—	$5,009,974
Commercial papers	—	11,034,759
Corporate fixed income	—	498,619
Total	$—	$16,543,352
Financial assets at amortized cost (1)	$91,047,060	61,660,693
Financial liabilities

Financial liabilities at FVTPL
Derivative financial liabilities – K2 warrants	$223,352	119,351
Financial liabilities at amortized cost (2)	$36,090,421	47,455,346

1)	The balances include financial assets at amortized cost, which comprise of cash and cash equivalents and refundable deposits.

2)	The balances include financial liabilities at amortised cost, which comprise of trade payables, partial other payables, other current liabilities and long-term borrowings.

d.	Financial risk management objectives and policies
The Company’s financial risk management objective is to monitor and manage the financial risks relating to the operations of the Company. These risks include market risk (including foreign currency risk and interest rate risk), credit risk and liquidity risk. To minimize the effect of financial risks, the Company devoted time and resources to identify and evaluate the uncertainty of the market to mitigate risk exposures.

1)	Market risk
The Company’s activities exposed it primarily to the financial risks of changes in foreign currency exchange rates (see (a) below) and interest rates (see (b) below).

a)	Foreign currency risk
The Company had foreign currency transactions, which exposed the Company to foreign currency risk.
The Company’s significant financial assets and liabilities denominated in foreign currencies were as follows:

	December 31, 2021
	Foreign Currencies		Exchange Rate	Carrying Amount
Financial assets

Monetary items
SGD	S$	837,336	0.7411	$620,563
Financial liabilities

Monetary items
SGD	S$	15,649,526	0.7411	$11,598,118

	June 30, 2022
	Foreign Currencies		Exchange Rate	Carrying Amount
Financial assets

Monetary items
SGD	S$	1,954,107	0.7189	$1,404,751
Financial liabilities

Monetary items
SGD	S$	15,858,480	0.7189	$11,400,203
Sensitivity analysis
The Company is mainly exposed to the Singapore Dollar.
The following table details the Company’s sensitivity to a 5% increase and decrease in the U.S. dollar against the relevant foreign currency. The rate of 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items. A positive number below indicates a decrease in pre-tax
loss where the U.S. dollar strengthens 5% against the relevant currency. For a 5% weakening of the U.S. dollar against the relevant currency, there would be an equal and opposite impact on pre-tax
loss, and the balances below would be negative.

	For the six months ended June 30
	2021	2022
Profit or loss*
SGD	$(487,150)	$(499,773)

*	This is mainly attributable to the exposure to outstanding deposits in banks and loans in foreign currency at the end of the reporting period.

b)	Interest rate risk
The Company is exposed to interest rate risk because entities in the Company borrowed funds at fixed baseline interest plus floating interest rates.
The sensitivity analysis below is determined based on the Company’s exposure to interest rates for fixed rate borrowings at the end of the reporting period and is prepared assuming that the amounts of liabilities outstanding at the end of the reporting period are outstanding for the whole year. A
100-basis
point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.
If interest rates had been 100 basis points higher/lower and all other variables were held constant, the Company’s pre-tax
loss for the six months ended June 30, 2021
,
and 2022 would have decreased/increased by $153,860 and $364,200, respectively.

2)	Credit risk
Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Company. The Company adopted a policy of only dealing with creditworthy counterparties and financial institutions, where appropriate, as a means of mitigating the risk of financial loss from defaults.

3)	Liquidity risk
The Company manages liquidity risk by monitoring and maintaining a level of cash and cash equivalents that are deemed adequate to finance the Company’s operations and mitigate the effects of fluctuations in cash flows. In addition, management monitors the utilization of long-term borrowings and ensures compliance with repayment conditions.
As the Company is in the research and development phase, the Company will be seeking future funding based on the requirements of its business operations. The Company is able to exercise discretion and flexibility to deploy its capital resources in the process of the research and development activities according to the schedule of fund raising. The Company intends to explore various means of fundraising to meet its funding requirements to carry out the business operations, such as the issuance of its ordinary shares sponsoring ADS. The Company may also use other means of financing such as out licensing to generate revenue and cash. Management believes that it currently has plans and opportunities in place which will allow to fund and meet its operating expenses and capital expenditure requirements and meet its obligations for at least the next twelve months from June 30, 2022.

On February 25, 2021, and March 4, 2021, the Company had completed a private placement raising for gross proceeds of $18.0 million and closed a public offering with gross proceeds $69.0 million. Further, the Company has an ATM Sales Agreement with Jefferies LLC, pursuant to which it raised net proceeds of $14.1 million during the year ended December 31, 2021. As of December 31, 2021, the Company had $62.8 million in proceeds available for sale under this ATM Sales Agreement. Please refer to Note 13 for details. On July 13, 2021, the company closed a secured loan facility of up to $45 million provided by K2 HealthVentures (K2HV). Please refer to Note 12 for details.

21.	TRANSACTIONS WITH RELATED PARTIES
Balances and transactions between the companies which are related parties of the
Company
, have been
eliminated
on consolidation and are not disclosed in this note. Besides information disclosed elsewhere in the other notes, details of transactions between the Company and other related parties are disclosed as follows.

a.	Related party name and category

Related Party Name	Related Party Category
JANK Howden Pty Ltd	Related party in substance
Others	Key Management Personnel
Interest expense

	For the six months Ended June 30
Related Party Category/Name	2021	2022
Related party in substance / JANK Howden Pty Ltd	$45,522	$—
Key Management Personnel / Others	4,552	—

	$50,074	$—

The loans from the related parties were repaid on March 22, 2021.

b.	Compensation of Key Management Personnel

	For the six months Ended June 30
Related Party Category/Name	2021	2022
Short-term employee benefits	$1,073,166	$1,102,592
Post-employment benefits	58,300	242,554
Share-based payments recognized	765,201	602,988

	$1,896,667	$1,948,134

The remuneration of directors and key executives was determined by the Remuneration Committee based on the performance of individuals and market trends.

22.	SEGMENT INFORMATION AND SEASONALITY
The Company’s major business is research and development and operates only in one single segment. The Board of directors, which allocates resources and assesses performance of the Company as a whole, has identified that the Company has only one reportable operating segment. There is no revenue from the Company’s major products and services for the six months ended June 30, 2021, and June 30, 2022.
The Company’s operations are not affected by any significant seasonality fluctuations.

23.	MATERIAL LICENSE AGREEMENTS
Almirall
In 2012, the Company originally entered into a global licensing agreement with Almirall to develop DHODH inhibitor, LAS186323, which the Company refers to as farudodstat
, for rheumatoid arthritis (excluding any topical formulation), without upfront payments. Under the license agreement, the Company agreed to fund and develop farudodstat
to the end of Phase 2 through a development program.
The original license agreement was replaced by a new agreement, executed in December 2015 and amended in March 2018, granting an exclusive, worldwide license to develop, manufacture and commercialize farudodstat
products for all human diseases, excluding topically-administered products embodying the compound for keratinocyte and hyperproliferative disorders, and the non-melanoma
skin cancers basal cell carcinoma, squamous cell carcinomas and Gorlin Syndrome. Under the license agreement, Almirall is eligible to receive milestone payments and royalties based on the sales generated by the Company and/or sublicensees. As of June 30, 2022, the Company did not accrue for the above contingent payments since the milestones have not yet been achieved.
CSL
The Company entered into a global license agreement with CSL Limited (“CSL”), in May 2014, to develop the anti-IL13 receptor monoclonal antibody, CSL334 (which the Company refers to as eblasakimab
) and antigen binding fragments thereof, for the treatment, diagnosis or prevention of diseases or conditions in humans, without upfront payments. This license agreement was amended in May 31, 2019, pursuant to which the Company obtained an exclusive, worldwide license to certain intellectual property owned or licensed by CSL, including patents and know-how,
to develop, manufacture for clinical trials and commercialise eblasakimab
for the treatment, diagnosis or prevention of diseases or conditions in humans. The Company’s development under such agreement is currently focused on the treatment of respiratory and inflammatory conditions, and in particular, atopic dermatitis.
Under the amended agreement, the Company is generally obligated to use diligent efforts to develop eblasakimab
products in accordance with the development plan, to obtain marketing approvals for eblasakimab
products worldwide and to commercialise
eblasakimab
products, either by itself or through sublicensees.
In consideration of the rights granted to the Company under the amended agreement, the Company will make a first payment of $30 million to CSL upon commencement of a Phase 3 clinical trial of eblasakimab
. The Company will also be required to pay up to an aggregate of $95 million to CSL if certain regulatory milestones are achieved, up to an aggregate of $655 million if certain sales milestones are achieved and tiered royalties on net sales of eblasakimab
 products ranging between a
mid-single
digit percentage and 10%. The Company is also responsible for all payments to third-party licensors to CSL, to the extent such obligations relate to the exploitation of the rights licensed under CSL’s agreement with those parties and sublicensed to the Company under the amended agreement. As of June 30, 2022, the Phase 2b clinical trial investigating eblasakimab
as a therapeutic antibody for
moderate-to-severe
atopic dermatitis is still ongoing and the aforementioned milestones have not been met. The Company did not make any other payments related to the in-license
agreements for the six months ended June 30, 2021
,
and 2022.

24.	OTHER ITEMS/ SUBSEQUENT EVENTS
On July 7, 2022, the Board resolved to reduce the exercise price of options granted under the Company’s 2020 Equity Incentive Plan. In order to retain and motivate key individuals, the repricing date was effective July 7, 2022, with a modified exercise price of $0.52 per ADS for 5,055,839 options granted under the 2020 EIP. The Company is measuring the financial impact due to this change and will include the incremental fair value costs in the FY 2022 financial statements in accordance with IFRS 2 “
Share-based payment
”. The Company estimates that these costs will not be material.